SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number 001-32748

CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

99.1	Mirador Project Update

Disclosure statements as required
by National Instrument 43-101 are
available at our website
www.corriente.com

"NEWS RELEASE"

For Immediate Release	December 8, 2006
TSX: CTQ, AMEX: ETQ

MIRADOR PROJECT UPDATE

VANCOUVER, BRITISH COLUMBIA, December 8, 2006 - Corriente Resources wishes to update shareholders on activities at the Mirador project in Ecuador.

Over the last two months, a series of protests have been held in the Morona-Santiago and Zamora-Chinchipe provinces against resource development in general.

In the Mirador project area, many of these protesters appear to be from outside communities that have been brought into the region in an effort to disrupt resource development activities.

After a number of ineffective negotiating sessions with the protesters, the federal government has asked Corriente to temporarily suspend its Mirador project camp activities to aid in the negotiating process.

Ken Shannon, CEO, stated "To ensure the safety and security of our local communities and supporters, we have agreed to a temporary halt to our field project work for the Christmas period. Our company has and will always be committed to full environmental responsibility and to our local communities, who are counting on us for jobs and other benefits such as significantly improved housing, medical services and education. Protests against mining activities are not unique to Ecuador, and are usually based on misinformation and ulterior motives." The Vice-President of Ecuador's Chamber of Mines (CME), César Espinosa, said the communities in the mine's zone of influence are not the ones instigating the protests. "Those communities are pro-mining and I would calculate that the majority of the population is in favor of mining," he stated.

Espinosa stressed that the movement against mining activity over the past several days is basically being directed by international NGOs and activists who oppose mining "in Ecuador and everywhere." In his view, the problem arose due to a lack of information about mining, and said the CME is going ahead with an aggressive campaign to inform the communities "of what the modern, responsible mining that we are promoting really is." Engineering, project planning and procurement activities for the Mirador project are continuing and on schedule.

We are also working with representatives of the incoming administration of Mr. Correa, the newly elected President of Ecuador, on our plan to develop Mirador and to ensure that the Mirador project construction activities and mine development will continue to have the full support of the Government of Ecuador.

Following the Christmas break we will provide a further update on the company's Mirador project development timetable.

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

ABOUT CORRIENTE

Corriente is moving towards construction of a starter operation at its Mirador copper-gold operation. Mirador is one of the few new, sizeable copper projects available for near-term production. Corriente controls a 100% interest in over 60,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains four copper and copper-gold porphyry deposits: Mirador, Mirador Norte, Panantza and San Carlos. Additional exploration activities will be ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

"Ken Shannon"

Kenneth R. Shannon
Chief Executive Officer

For further information, please contact Mr. Dan Carriere, Senior Vice-President at (604) 687-0449 or see our web site at www.corriente.com.

Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company's plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company's continuous disclosure filings as found at www.sedar.com ..

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: December 8, 2006
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer